                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of May, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


           Suite 203, 120 Front Street EastToronto, Ontario, M5A 4L9
           ---------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

               Form 20-F    X        Form 40-F_________
                        ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                     Yes _________               No     X
                                                    ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82 ______________________________________


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INVESTORLINKS.COM INC. (formerly Opus
                                    Minerals Inc.)


Date: /s/ May 17, 2001              By: /s/ Sandra J. Hall
      ----------------                  ----------------------------------
                                        Sandra J. Hall, Director and Secretary

                               InvestorLinks.com

                                 News Release
                                 ------------

Toronto, March 30, 2001 - InvestorLinks.com Inc. ("Investorlinks" or the "Company") (OTC BB: IVLKF, CDNX: YIK) announces that it has issued its unaudited interim consolidated financial statements for the nine months ended January 31, 2001. During the period the Company earned revenue in the amount of $186,989, incurred operating and administrative expenditures of $1,459,962 and incurred a write down marketable securities in the amount of $260,000 resulting in a net loss for the period of $1,494,026 or $0.08 per share.

ABOUT INVESTORLINKS.COM INC.

Investorlinks.com Inc. is based is Charlottesville, Virginia, with corporate offices in Toronto, Ontario. InvestorLinks owns and operates the Internet investment site www.investorlinks.com.

There are currently 14,634,576 common shares of Investorlinks issued and outstanding.



This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding InvestorLinks.com Inc.'s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


FOR FURTHER INFORMATION:
InvestorLinks.com Inc.
Phone:  416-864-9795
      1-888-603-1479
www.investorlinks.com
info@investorlinks.com



Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416-864-9795, Facsimile: 416-861-9623